SECURITIES AND EXCHANGE COMMISSION
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FEB 22 2016
DIVISION OF TRADING & MARKETS

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16003146

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-6811

8-68111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DCF, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 Broad Street (No. and Street)
Chattanooga TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Thomas Decosimo (423) 266-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, X J Thomas Decosimo J. Thomas Decosimo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DCF, LLC ,

as of 18 ~~December 31~~ February, ~~2015~~ 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ok

Signature

Title CEO

Notary Public

KATHY L. SEYMOUR STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

3/10/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCF, LLC

Statement of 15c3-3 Exemption Compliance

Decosimo Corporate Finance, LLC (DCF) claims an exemption from 17 C.F.R ss 240.15c3-3. DCF met that exemption provision throughout the fiscal year ended December 31, 2014 without exception.

J. Thomas Decosimo

CEO

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

DCF, LLC

For the period from 01-01-15 to 12-31-15

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0
A. Increases	0
B. Decreases	0
4. Balance, end of period (From item 3520)	$ 0

DCF, LLC

FINANCIAL STATEMENTS

December 31, 2015

DCF, LLC
TABLE OF CONTENTS
December 31, 2015

· Certified Public Accountants
· Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
Rodefer Moss & Co, PLLC

Report of Independent Registered Public Accounting Firm

To the Members
of DCF, LLC

We have audited the accompanying statement of financial condition of DCF, LLC (the "Company") (a Tennessee corporation), as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 9, 2016

DCF, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$ 92,100
Accounts receivable	49,381
Computer equipment, at cost, less accumulated depreciation of $ 3,316	4,223
Other assets	1,613
Total Assets	$ 147,317

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 250
Total Liabilities	250
Member's Equity	147,067
Total Liabilities and Member's Equity	$ 147,317

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

Revenues	
Investment banking	$ 3,753,220
Registered representative fee	50,793
Total Revenues	3,804,013
Expenses	
Advertising and promotion	9,344
Accounting and auditing fees	15,225
Bond	1,034
Business development fees	27,000
Computer and internet expenses	5,793
Consulting	3,565,618
Contributions – charitable	1,400
Contributions – political	1,000
Depreciation expense	316
Dues and subscriptions	26,423
FINRA compliance, fees and licenses	11,494
Insurance expense	3,679
Legal fees	15,331
Miscellaneous expense	1,315
Professional fees	74,981
Rent expense	4,764
Secretarial reimbursement	11,100
SIPC assessment	8,650
Taxes and licenses	920
Travel and entertainment expense	6,095
Total Expense	3,791,482
Income from Operations	12,531
Other Income	
Interest	2,484
Net Income	$ 15,015

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2015

	J.T. Decosimo	D.M. Costello	B.A. McDade	Total
Member's Equity, January 1, 2014	$ 96,343	$ 13,716	$ 21,993	$ 132,052
Member Transactions	35,709	(13,716)	(21,993)	-
Net income	15,015	-	-	15,015
Member's Equity, December 31, 2015	$ 147,067	$ -	$ -	$ 147,067

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash Flows from Operating Activities	
Net Income	$ 15,015
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	316
Decrease in accounts receivable	8,385
Decrease in other assets	4,330
(Decrease) in accrued expenses	(7,116)
Net cash provided by operations	20,930
Cash Used From Investing Activities	
Purchases of Equipment	(4,539)
Increase in Cash and Cash Equivalents	16,391
Cash and Cash Equivalents at Beginning of Year	75,709
Cash and Cash Equivalents at End of Year	$ 92,100

The accompanying notes are an integral part of these financial statements.

DCF, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1. Form of Organization and Principal Business Activity

DCF, LLC (the "Company") is a Tennessee Limited Liability Company organized on November 20, 2008 and began operations in January 2009. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company, a broker/dealer, became a member of the Financial Regulatory Authority (FINRA) on June 22, 2009 and is a member of the Securities Investor Protection Corporation (SIPC).

Note 2. Summary of Significant Accounting Policies

Basis of Accounting The Company accounts for revenue and expenses on an accrual basis.

Advertising Costs Advertising costs are expensed as incurred. Advertising expense was $9,344 for the year ended December 31, 2015.

Property and Equipment Computer equipment and software, based on a three year life, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. Depreciation expense was $316 for the year ended December 31, 2015.

Income Taxes The Company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2012, 2013, 2014 and 2015 are subject to audit by relevant state and federal taxing authorities.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2015 and 2014, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Concentration of Risk The Company received substantially all of its revenue during 2015 approximately 8 clients. Except for fees from affiliated registered representatives, substantially all of the Company's revenue is project based and is not a recurring source of revenue.

Note 3. Contingency

In December of 2009 the Company successfully represented a client in the sale of their business. Part of the consideration paid to the client was a $ 4.75 million 10% subordinated note from the acquirer with only interest paid quarterly and the entire balance due in December 2015. As part of the fee arrangement between the client and the Company, as documented in the engagement letter, the Company is entitled to 10% of whatever funds the client is paid from the acquirer. The Company recognizes the income as it is received. There is no receivable recorded on the statement of financial position. On January 19, 2016, the Company received its 10% share of the $ 4.75 million note.

Note 4. Date of Management Review

For the year ended December 31, 2015, the Company has evaluated subsequent events for potential recognition and disclosure through February 2, 2016, the date of the financial statements issuance and has determined that no event has occurred requiring disclosure.

DCF, LLC

SUPPLEMENTARY INFORMATION

December 31, 2015

DCF, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

Net Capital	$ 147,067
Members' equity allowable for net capital	
Other (deductions) or allowable credits:	
Deductions and/or charges:	
Non-allowable assets:	
Receivables from Non Customers	55,217
Net capital before haircuts on securities positions	91,850
Haircuts on securities:	
Trading and investment securities	-
Net Capital	$ 91,850
Aggregate Indebtedness	$ 250
Computation of Basic Net Capital Requirement	
Minimum net capital	$ 17
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 86,850
Net capital less 120% of minimum dollar net capital requirement	$ 85,850
Percentage of aggregate indebtedness to net capital	0.27 %
Percentage of debt to equity	0.17 %

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2015.

· Certified Public Accountants
· Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Review Report Of Independent Registered Public Accounting Firm

To the Members
of DCF, LLC

We have reviewed management's statements, included in assertions made in Part 11A of the Company's Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) DCF, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 9, 2016

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment And Payments (Form Sipc-7)

To the Members
of DCF, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by DCF, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 9, 2016

Decosimo Corporate Finance, LLC
819 Broad Street
Chattanooga, TN 37402
423-266-4000
tomdecosimo@dcf-llc.com

SEC
Mail Processing
Section
FEB 22 2016
Washington DC
404

DCF
TRUSTED | EXPERIENCED | CONNECTED
Member FINRA, SIPC

February 15, 2016

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Pursuant to U.S. Securities and Exchange Commission ("SEC") Rule 17a-5(d)(2), we have enclosed the following:

1. Two Decosimo Corporate Finance, LLC December 31, 2015 audited statements with the Form X-17A-5 Part III Facing Page manually signed by me as Managing Member and duly notarized
2. Statement addressing the changes in liabilities subordinated to claims of creditors

Pursuant to the provisions of NASD Rule 8210, one copy of each item described above is being sent to the Principal Office of FINRA, the appropriate SEC regional district office, and the SIPC.

Very truly yours,

J. Thomas Decosimo
Managing Principal

JTD/jg

cc; via electronic submission: FINRA/Financial Operations
Attn: Herani Dansamo
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

Securities Investor Protection Corporation
805 Fifteenth Street, N.W., Suite 800
Washington, DC 20005
SIPCAuditReports@sipc.org

cc; w/attachments: Securities and Exchange Commission
Walter E. Jospin, Regional Director
950 East Paces Ferry, N.E.
Suite 900
Atlanta, GA 30326-138